Exhibit 107.1

Calculation of Filing Fee Table

424(b)(2)

(Form Type)

Pacific Gas and Electric Company

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	4.950% First Mortgage Bonds due 2025	457(r)	$450,000,000	99.882%	$449,469,000.00	0.0000927	$41,665.78

Fees to Be Paid	Debt	5.450% First Mortgage Bonds due 2027	457(r)	$450,000,000	99.825%	$449,212,500.00	0.0000927	$41,642.00

Fees to Be Paid	Debt	5.900% First Mortgage Bonds due 2032	457(r)	$600,000,000	99.699%	$598,194,000.00	0.0000927	$55,452.58

	Total Offering Amount					$1,496,875,500.00

	Net Fee Due							$138,760.36